

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2017

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Communities, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

> **Re: Cottonwood Communities, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 22, 2016**
> **File No. 333-215272**

Dear Mr. Shaeffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please note that we have referred your filing to the Division of Investment Management for further review.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

6.   We note your disclosure on page 22 that you will reimburse your advisor and its affiliates for expenses they incur in connection with their providing services to you, including certain personnel services. Please revise your disclosure where applicable to specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you will disclose the amount of fees paid to the advisor, including breaking out the amounts pursuant to management fees and the reimbursement provision, and within

reimbursements specifying any amounts reimbursed for salaries or benefits of a named executive officer.

7.   We note that you may enter into joint ventures with affiliates. Please clarify how cash from operations from each joint venture will be distributed. Please also clarify how fees will be handled in these situations.

8.   Please revise your disclosure where applicable to provide the material terms of all material agreements filed as exhibits, including the Three Party Agreement.

Prospectus Cover Page

9.   We refer to the disclosure in the first bullet point where you state that your charter does not require your board of directors to provide your shareholders with a liquidity event until December 31, 2030. We note that Article XVIII of the Articles of Amendment and Restatement filed as Exhibit 3.1 to the registration statement, and the corresponding disclosure on pages 5 and 12, indicate that your term ends on December 31, 2026, unless otherwise extended until December 31, 2030, as described therein. Please revise your disclosure in this section to briefly clarify the 2030 date or tell us why you believe the language, as drafted, is not misleading.

10.   We note your disclosure here and throughout the document that "Cottonwood Residential O.P. LP, and affiliate of our advisor, intends to purchase the first $2,000,000 of shares of this offering and satisfy the minimum offering requirement within 30 days of the effective date of this registration statement. As a result, the minimum offering amount will not be sold to disinterested third party investors." It appears that an investment decision has been made about the $2 million of shares in the offering. Please tell us how this complies with Section 5 of the Securities Act. Alternatively, please revise throughout the prospectus to clarify that no shares have been offered or sold prior to the effectiveness of this registration statement.

Prospectus Summary, page 3

What are the fees that we will pay to our advisor and its affiliates?, page 8

11.   Please revise to clarify, if true, that the fees can be increased without stockholder consent.

What are the fees that we will pay our advisor…, page 8

12.   Please revise to quantify the estimated contingent acquisition fees for the maximum and minimum amounts, and assuming you utilize your target leverage.

What is a REIT?, page 11

13.   We note your disclosure that you "expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds." Please revise your disclosure to clarify, if true, that you intend to pay distributions in excess of earnings and cash flow from operations.

Risk Factors, page 18

14.   We refer to your fee table starting on page 8 where you indicate that you intend to pay a contingent acquisition fee, property management fee, and contingent financing fee, which may encourage portfolio growth, even if not accretive. We further note that certain of your fees are based on thresholds relating to shareholder returns. Please tell us whether the shareholder returns, such as the 15% cumulative but not compounded return, are based on dividend payouts. In addition, please revise your disclosure to provide the material risks related to the fee structure or tell us why you believe the information is not material.

Estimated Use of Proceeds, page 49

15.   We refer to footnote 1 where you state that "if our sponsor does not pay the selling commissions, dealer manager fees and organizational offering expenses, we will not sell the applicable shares of common stock." Please tell us whether there are circumstances in which your sponsor will not pay the fees and expenses. If so, please revise your disclosure in this section and in the summary section to discuss.

16.   We refer to footnote 2 where you state that your "advisor and its affiliates will enter into certain contracts with us and will receive certain fees pursuant to those contracts. If our advisor did not pay the selling commissions, dealer manager fees and organizational and offering expenses, the terms of the contracts between us and our advisor may have been on terms that are more advantageous to us." Please revise your disclosure to quantify the amount of fees the advisor will receive pursuant to the certain contracts and what those fees are being paid for. Also, revise your disclosure where applicable to provide the material terms of those contracts, including how the terms of the contracts relate to the fees the advisor is paying in this offering. Finally, please supplementally provide us copies of the contracts. After review, we may have additional comments.

Management, page 51

17.   For each of the directors, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Prior Performance Summary, page 80

18.   Please revise your disclosure to provide relevant information about Cottonwood Multifamily REIT I, including acquisitions, methods of financing and distributions to date.

Appendix C, Prior Performance Tables, page C-1

19.   We note your disclosure that you have not included Table I, Table II, and Table V because the information contained in those tables is not applicable to the prior programs. We refer to your disclosure on page 82 where you indicate that some of the 17 tenant in common programs have closed. Please tell us why you believe that, for these closed programs, the information in Tables I, II and V would not be material to investors.

20.   With respect to the amount and source of distributions set forth in each Table III, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) financing, (iii) sales, and (iv) offering proceeds.

21.   We note your disclosure that prior performance information regarding Cottonwood Multifamily REIT I, Inc. is not available because Cottonwood Multifamily REIT I, Inc. has not yet begun operations. We further note your disclosure on page 5 that Cottonwood Multifamily REIT I has acquired assets with respect to its initial $50 million offering. Please revise for consistency and, to the extent Cottonwood Multifamily REIT I has begun operations, please revise to provide the applicable information in this section.

Item 36. Financial Statements and Exhibits, page II-3

22.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Darryl Steinhause
        DLA Piper LLP